
P&O
ablished 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



05008520

13 May 2005

82-2083

Dear Sirs

CHAIRMAN'S STATEMENT TO THE AGM

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc



P&O

News Release

13 May 2005

CHAIRMAN'S STATEMENT TO THE AGM

At P&O's Annual General Meeting in London today, the Chairman, Lord Sterling, made the following statement on the company's recent progress.

"As many of you will know, we issued a trading update two weeks ago reporting on the first quarter of the year. We said that we were encouraged by the company's performance, particularly our Ports business. The Ferries market remained challenging but overall the position was stable and was allowing us to see the benefits of our fundamental business review coming through.

Total container volume growth for our ports was 7%. Good growth was achieved in Asia, with 17% growth in China and India, offset by lower volumes in the Philippines and Indonesia. Growth in the Americas and Australia returned to more normal levels. Volumes in Europe were slightly reduced as we focused on higher yielding traffic.

In Ferries, we said that the implementation of our fundamental business review continues to go well and cost savings are being achieved more quickly than expected. The first quarter was impacted by the lack of berthing capacity at the port of Calais which is operated by the local Chamber of Commerce. This has yet to be fully resolved but we are now running a service that is close to normal. Any costs above those which we originally estimated are being offset by the fundamental business review savings being ahead of schedule.

Since the trading update, there has of course been the major announcement that Maersk intends to make an all cash offer of €57 per share for Royal P&O Nedlloyd.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com

The offer document is currently expected to be published next month and is expected to contain the usual conditions, including regulatory clearances.



As you all know, P&O holds 25% of Royal P&O Nedlloyd. A sale of our shareholding at €57 would result in proceeds of approximately £396 million compared to the book value of £215 million. We have said that, in the event that the offer is made and the conditions satisfied, we would intend to accept the offer. It would be a further step in our strategy of focusing capital on our strongest growth areas, primarily through the continued investment in Ports.

2004 was a year of considerable change for the Group. In addition to the independent listing of Royal P&O Nedlloyd and the fundamental business review of Ferries, we significantly exceeded our target for property sales and invested further in our international ports business, notably in Asia.

The pace of change is being maintained this year. As I have said, the implementation of the Ferries review is ahead of schedule. We are committing further capital to Ports. We have had a major announcement about Royal P&O Nedlloyd and we have made good progress with further property sales. I am also pleased to say that the financial outlook for the Group is positive and consistent with expectations for the full year."

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

(ends)